State of Delaware
Secretary of State
Division of Corporations
Delivered 11:32 AM 12/04/2023
FILED 11:32 AM 12/04/2023
SR 20234121626 - File Number 5251646

CERTIFICATE OF AMENDMENT
to
CERTIFICATE OF INCORPORATION
of
SILO PHARMA, INC.

SILO PHARMA, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: The name of the Corporation is Silo Pharma, Inc. The Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware (the "Secretary of State") on December 3, 2012 (as amended, the "Certificate of Incorporation").

SECOND: Article FOURTH, Section (A) of the Corporation's Certificate of Incorporation shall be amended and restated in its entirety to read as follows:

> "(A) The total number of shares of stock authorized which the Corporation shall have the authority to issue shall be 105,000,000 shares. The Corporation shall be authorized to issue two classes of shares of stock, designated "Common Stock" and "Preferred Stock." The Corporation shall be authorized to issue 100,000,000 shares of Common Stock, each share to have a par value of $0.0001 per share, and 5,000,000 shares of Preferred Stock, each share to have a par value of $0.0001 per share."

SECOND: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 4th day of December, 2023.

SILO PHARMA, INC.

By: /s/ Eric Weisblum
Name: Eric Weisblum
Title: Chief Executive Officer